Exhibit 99.2

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BRITISH
COLUMBIA		Mailing Address:	Location:
_____________	Ministry	PO BOX 9431 Stn Prov Govt.	2nd FLoor - 940 Blanshard St
The Best Place on Earth	of Finance	Victoria BC V8W 9V3	Victoria BC
	BC Registry Services	www.corporateonline.gov.bc.ca	250 356-8626

Notice of Alteration

Form 11

BUSINESS CORPORATIONS ACT

Section 257

Filed Date and Time: February 9, 2009 03:29 PM Pacific Time

Alteration Date and Time: Notice of Articles Altered on February 9, 2009 03:29 PM Pacific Time

NOTICE OF ALTERATION

Incorporation Number:	Name of Company:

BC0361147	VIRTUAL MEDIA HOLDINGS INC.

Name Reservation Number:	Name Reserved:

NR6153811	BIOMASS SECURE POWER INC.

ALTERATION EFFECTIVE DATE:

The alteration is to take effect at the time that this application is filed with Registrar.

CHANGE OF NAME OF COMPANY

From:	To:
VIRTUAL MEDIA HOLDINGS INC.	BIOMASS SECURE POWER INC.

BC0361147 Page: 1 of 1

[logo]
BRITISH
COLUMBIA		Mailing Address:	Location:
_____________	Ministry	PO BOX 9431 Stn Prov Govt.	2nd FLoor - 940 Blanshard St
The Best Place on Earth	of Finance	Victoria BC V8W 9V3	Victoria BC
	BC Registry Services	www.corporateonline.gov.bc.ca	250 356-8626

CERTIFIED COPY
Of a Document filed with the Province of
British Columbia Registrar of Companies
Notice of Articles	/s/ Ron Townshend
RON TOWNSHEND
BUSINESS CORPORATIONS ACT	February 9, 2009

This Notice of Articles was issued by the Registrar on: February 9, 2009 03:29 PM Pacific Time

Incorporation Number: BC0361147

Recognition Date: Incorporated on March 7, 1989

NOTICE OF ARTICLES

Name of Company:

BIOMASS SECURE POWER INC.

REGISTERED OFFICE INFORMATION

Mailing Address:	Delivery Address:
33677 WILDWOOD DRIVE	33677 WILDWOOD DRIVE
ABBOTSFORD BC V2S 1S2	ABBOTSFORD BC V2S 1S2
CANADA	CANADA

RECORDS OFFICE INFORMATION

Mailing Address:	Delivery Address:
33677 WILDWOOD DRIVE	33677 WILDWOOD DRIVE
ABBOTSFORD BC V2S 1S2	ABBOTSFORD BC V2S 1S2
CANADA	CANADA

BC0361147 Page: 1 of 2

DIRECTOR INFORMATION

Last Name, First Name Middle Name:

KLASSEN, LEN

Mailing Address:	Delivery Address:
1755 OCEAN PARK ROAD	1755 OCEAN PARK ROAD
SURREY BC V4A 3M1	SURREY BC V4A 3M1
CANADA	CANADA

Last Name, First Name Middle Name:

CARROLL, JAMES

Mailing Address:	Delivery Address:
40218 WELLSLINE ROAD	40218 WELLSLINE ROAD
ABBOTSFORD BC V3T 2K7	ABBOTSFORD BC V3T 2K7
CANADA	CANADA

Last Name, First Name Middle Name:

KOWNACKI, SLAWOMIR

Mailing Address:	Delivery Address:
1210 LONDON STREET	1210 LONDON STREET
NEW WESTMINSTER BC V3M 5Z6	NEW WESTMINSTER BC V3M 5Z6
CANADA	CANADA

Last Name, First Name Middle Name:

BURNS, ANDREW

Mailing Address:	Delivery Address:
562 MAIN STREET EAST	562 MAIN STREET EAST
HAMILTON ON L8M 1J2	HAMILTON ON L8M 1J2
CANADA	CANADA

Last Name, First Name Middle Name:

PAPPAS, GEORGE

Mailing Address:	Delivery Address:
6152 NAPPA CIRCLE	6152 NAPPA CIRCLE
HUNTINGTON BEACH CA 92647	HUNTINGTON BEACH CA 92647
UNITED STATES	UNITED STATES

PRE-EXISTING COMPANY PROVISIONS

The Pre-existing Company Provisions apply to this company.

AUTHORIZED SHARE STRUCTURE

1. 200,000,000	Common Shares	Without Par Value

Without Special Rights or
Restrictions attached

BC0361147 Page: 2 of 2